Exhibit 99.1

January 14, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Sale of Gazit Development’s Holdings in U. Dori Group Ltd.

Further to Exhibit 99.2 to the Current Report on Form 6-K originally furnished by Gazit-Globe Ltd. (the “Company”) to the U.S. SEC on January 11, 2016 regarding the rejection of the full tender offer initiated by Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)1, for the remaining shares of U. Dori Group Ltd. (“Dori Group”) that were not held, either directly or indirectly, by Gazit Development, and in light of the need to comply with the regulations of the Israel Concentration Law, the Company is pleased to report that the Board of Gazit Development announced its decision to sell up to all of the securities that it holds (directly and indirectly) in Dori Group in one or more transactions, on the Tel-Aviv Stock Exchange or off of it. Gazit Development has retained the services of Leader Capital Markets Ltd. for the sale.

As of September 30, 2015, the investment in Dori Group on the Company’s books amounted to approximately NIS 229.5 million.

It should be noted, for the avoidance of doubt, that as of the date of this report, no negotiations for the sale of the securities of Dori Group held by Gazit Development have been conducted, and there is no certainty that Gazit Development will in fact sell all or part of the securities of Dori Group that it holds.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on a fully-diluted basis).